Exhibit 12.1

PLAINS EXPLORATION & PRODUCTION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(344,870)	$984,607	$268,048	$(1,152,683)	$217,180
Fixed charges (see below)	63,161	76,640	111,640	200,881	202,737
Amortization of capitalized interest	1,356	1,378	1,850	2,486	7,606
Interest capitalized	(3,467)	(7,909)	(36,353)	(71,801)	(116,231)

Total adjusted earnings available for payment of fixed charges	$(283,820)	$1,054,716	$345,185	$(1,021,117)	$311,292

Fixed charges(a)
Interest expense	$55,421	$64,675	$68,908	$116,991	$73,811
Interest capitalized	3,467	7,909	36,353	71,801	116,231
Amortization of debt-related expenses	3,140	1,990	3,983	8,484	8,355
Rental expense representative of interest factor	1,133	2,066	2,396	3,605	4,340

Total fixed charges	$63,161	$76,640	$111,640	$200,881	$202,737

Ratio of earnings to fixed charges	(b )	13.8	3.1	(c )	1.5

(a)	For each of the periods presented, there were no outstanding shares of preferred stock.
(b)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $347.0 million.
(c)	Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $1,222 million, primarily due to impairment of oil and gas properties recorded in December 2008.